Exhibit 99.9

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FIAT CHRYSLER AUTOMOBILES NV

IMPORTANT ANNUAL MEETING INFORMATION 000004

ENDORSEMENT_LINE______________ SACKPACK___________

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DESIGNATION (IF ANY)
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Electronic Voting Instructions

Available 24 hours a day, 7 days a week!

Instead of mailing your proxy, you may choose one of the voting methods outlined below to vote your proxy.

VALIDATION DETAILS ARE LOCATED BELOW IN THE TITLE BAR.

Proxies submitted by the Internet or telephone must be received by 5:00 p.m., Eastern Daylight Time, on April 6, 2018.

Vote by Internet

- Go to **www.investorvote.com/FCAU**
- Or scan the QR code with your smartphone
- Follow the steps outlined on the secure website

Vote by telephone

- Call toll free 1-800-652-VOTE (8683) within the USA, US territories & Canada on a touch tone telephone
- Follow the instructions provided by the recorded message

Using a **black ink** pen, mark your votes with an **X** as shown in this example. Please do not write outside the designated areas. X

Annual General Meeting Proxy Card

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▼ IF YOU HAVE NOT VOTED VIA THE INTERNET OR TELEPHONE, FOLD ALONG THE PERFORATION, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. ▼

A Proposals — The Board of Directors recommend that you vote FOR proposals 2.e. – 6.

Proposal	For	Against	Abstain
2.e. Adoption of the 2017 Annual Accounts	☐	☐	☐
2.f. Granting of discharge to the directors in respect of the performance of their duties during the financial year 2017	☐	☐	☐
3. APPOINTMENT OF THE EXECUTIVE DIRECTORS			
3.a. - John Elkann	☐	☐	☐
3.b. - Sergio Marchionne	☐	☐	☐
4. APPOINTMENT OF THE NON-EXECUTIVE DIRECTORS			
4.a. - Ronald L. Thompson	☐	☐	☐
4.b. - John Abbott	☐	☐	☐
4.c. - Andrea Agnelli	☐	☐	☐
4.d. - Tiberto Brandolini d'Adda	☐	☐	☐
4.e. - Glenn Earle	☐	☐	☐
4.f. - Valerie A. Mars	☐	☐	☐
4.g. - Ruth J. Simmons	☐	☐	☐
4.h. - Michelangelo A. Volpi	☐	☐	☐
4.i. - Patience Wheatcroft	☐	☐	☐
4.j. - Ermenegildo Zegna	☐	☐	☐
5. Proposal to appoint Ernst & Young Accountants LLP as the independent auditor of the Company	☐	☐	☐
6. Delegation to the Board of Directors of the Authority to Acquire Common Shares in the Capital of the Company	☐	☐	☐

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IF YOU HAVE NOT VOTED VIA THE INTERNET OR TELEPHONE, FOLD ALONG THE PERFORATION, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. Proxy — FIAT CHRYSLER AUTOMOBILES NV + ANNUAL GENERAL MEETING OF SHAREHOLDERS – APRIL 13, 2018 The undersigned, revoking all prior proxies, hereby appoints Giorgio Fossati with full power of substitution, as proxies to represent and vote as designated hereon, all common shares of Fiat Chrysler Automobiles N.V. (the “Company”) that the undersigned would be entitled to vote if personally present at the Annual General Meeting of Shareholders of the Company on Friday, April 13, 2018, at Radisson Blu Hotel Amsterdam Airport, Boeing Avenue 2, 1119 PB Schiphol-Rijk, the Netherlands commencing at 12:00 NOON Central European Summer Time and any adjournments thereof. IN THEIR DISCRETION, THE PROXIES ARE AUTHORIZED TO VOTE UPON SUCH OTHER MATTERS AS MAY PROPERLY COME BEFORE THE MEETING OR ANY ADJOURNMENTS THEREOF. ATTENDANCE OF THE UNDERSIGNED AT THE ANNUAL GENERAL MEETING OR ANY ADJOURNMENTS THEREOF WILL NOT BE DEEMED TO REVOKE THIS PROXY UNLESS THE UNDERSIGNED REVOKES THIS PROXY IN WRITING, SIGNS AND DELIVERS A PROXY WITH A LATER DATE, OR VOTES IN PERSON AT THE MEETING.    B Non-Voting Items    Change of Address — Please print your new address below. Comments — Please print your comments below. Meeting Attendance    Mark the box to the right    if you plan to attend the    Annual General Meeting.    C Authorized Signatures — This section must be completed for your vote to be counted. — Date and Sign Below Please sign exactly as name(s) appears hereon. Joint owners should each sign. When signing as attorney, executor, administrator, corporate officer, trustee, guardian, or custodian, please give full title.    Date (mm/dd/yyyy) — Please print date below. Signature 1 — Please keep signature within the box. Signature 2 — Please keep signature within the box. IF VOTING BY MAIL, YOU MUST COMPLETE SECTIONS A—C ON BOTH SIDES OF THIS CARD.    +